                                  EXHIBIT 99.1

REPTRON ELECTRONICS, INC. FILES CHAPTER 11

PETITION TO IMPLEMENT "PRE-NEGOTIATED" DEBT RESTRUCTURING

Operations to Continue Uninterrupted and Company Plans to Pay All Trade Creditors in Full

Tampa, Florida, October 28, 2003―Reptron Electronics, Inc. (OTCBB:REPT), an electronics manufacturing services company, announced today that it has filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code to implement a previously announced restructuring of its 6 3/4% convertible notes through a pre-negotiated plan. On June 30, 2003, Reptron announced that it had reached an agreement in principle with an ad-hoc committee representing approximately 56% of the principal amount of the total outstanding notes. Along with the members of the ad hoc committee, holders of an additional 17% of the principal amount of the notes have expressed support of the plan. Reptron has voluntarily chosen a bankruptcy filing to complete the debt restructuring as it likely provides among other things, the shortest time frame for completion with the highest degree of certainty of outcome.

Since June 30, 2003, the Company, its current senior secured lenders and the ad-hoc committee have negotiated the significant terms of the restructuring included in the pre-negotiated Chapter 11 plan of reorganization filed in Bankruptcy Court today. Reptron anticipates that the Bankruptcy Court will confirm the pre-negotiated plan of reorganization within 90 days to 120 days, and that the Company will emerge from bankruptcy as soon as practicable thereafter. However, there can be no assurance that the pre-negotiated plan of reorganization will be approved by all requisite constituencies and the Bankruptcy Court.

Under the proposed plan of reorganization, the Company's existing convertible notes which total approximately $76.3 million of principal, along with all accrued and unpaid interest, will be exchanged for new notes with a total principle balance of $30 million. The term of the new notes will be five years and will carry a seven percent annual interest rate during the first two years and an eight percent annual interest rate during the remaining three years. The current noteholders will also receive 95% of the Company's common shares outstanding.

Reptron intends to continue operating under Chapter 11 consistent with its ordinary course of business practices. The Company expects to receive Bankruptcy Court approval within the next few days to, among other things, continue payment of pre-petition and post-petition wages and employee benefits. Likewise, the Company will seek authorization from the Bankruptcy Court to pay suppliers for goods and services provided to the Company before the Chapter 11 filing, as long as these suppliers continue to extend regular trade credit terms to the Company. Under the pre-negotiated plan of reorganization filed by the Company, all suppliers of goods and services are to be paid in full.

In conjunction with the pre-negotiated Chapter 11 filing, CIT Group/Business Credit, Inc. has committed to provide $20 million in debtor-in-possession (DIP) financing to fund the Company's operations during the Chapter 11 proceedings. Upon approval by the Bankruptcy Court, the DIP financing facility, together with the Company's available cash reserves and cash provided by operations, is expected to provide sufficient liquidity for the Company to pay for goods and services within standard terms.

"This restructuring, once fully implemented, will allow Reptron to take full advantage of our core strengths in electronics manufacturing," said Paul J. Plante, Reptron's President and Chief Operating Officer. "The restructuring of our convertible notes completes the final step in our strategic plan which positions the Company to take advantage of future growth opportunities," Plante said.

Plante continued, "Through the recent sale of our distribution and memory module divisions, Reptron has generated over $20 million in cash proceeds and exited those businesses which accounted for the majority of our recent operating losses. Once the restructuring is completed, Reptron will have reduced its debt load by over $73 million, and over 60% of the Company's debt which was outstanding when we entered 2003 will have been eliminated."

"Our customers and suppliers should experience no change in our business operations," said Plante. "We have taken great care to make sure that suppliers are paid in full in the ordinary course of business and that our customers continue to receive the same high quality service to which they are accustomed."

Following the Board's adoption of resolutions authorizing the bankruptcy filing, and in conjunction with that filing, Mr. William Elson, a member of the Board of Directors since 1994, resigned from the company's Board. Mr. Elson's resignation did not involve any disagreement with the company on any matter relating to the Company's operations, policies, or practices, and Mr. Elson has not requested that any matter be disclosed.

About Reptron

Reptron Electronics, Inc. is an electronics manufacturing services company providing engineering services, electronics manufacturing services and display integration services. Reptron Manufacturing Services offers full electronics manufacturing services including complex circuit board assembly, complete supply chain services and manufacturing engineering services to OEMs in a wide variety of industries. Reptron Display and System Integration provides value-added display design engineering and system integration services to OEMs. For more information, please access www.reptron.com

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995:
Certain of the above statements contained in this press release are forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could cause actual results to differ materially include the following: developments in the Chapter 11 proceedings, including but not limited to failure of Confirmation of the Company's plan of reorganization, business conditions and growth in the Company's industry and in the general economy; competitive factors; risks due to shifts in market demand; risks inherent with predicting revenue and earnings outcomes; uncertainties involved in implementing improvements in the manufacturing process; the ability of the Company to complete and integrate acquisitions; and the risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "plan," "appears," and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates on which they were made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements.

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